P.E.
3/1/02

02025870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

1-14648

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2002

EDP- Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

EDP
Electricidade de Portugal

Lisbon, March 20th 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

The EU competition authorities approves the governance agreement of HIDROCANTÁBRICO by EDP, EnBW, CAJASTUR and CÁSER, considering it to comply with the European common market

In accordance to the Council Regulation nº 4064/89, the European Commission was notified on 4 February 2002 of the acquisition deal laid down in the Shareholders Agreement signed on the 4 December 2001 between Electricidade de Portugal, S.A. ("EDP"), Energie Baden-Wurttemberg AG ("EnBW), Caja de Ahorros de Asturias ("Cajastur") and Compania de Seguros e Reaseguros, S.A. ("Cáser"), where the future governance and respective shareholding positions in Hidrocantábrico was agreed on.

On 19 March 2002, the European Commission communicated the approval of the acquisition operation of Hidrocantábrico, considering it to comply with the European common market. This decision is subject to some conditions imposed to the French utility company EDF, who has a shareholding position in EnBW.

Consequently to this decision by the European Commission, the provisions laid down in the fifth clause of the already mentioned agreement, in which EDP partakes, caused it to enter into automatic effect.

Investor Relations Department

Pedro Pires, Director
Elisabete Ferreira
João Prego
Cristina Requicha

Tel: +351 21 001 2834
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

It is with great satisfaction that EDP acknowledges the end of this process, which began in 2001 and resulted with the acquisition of Hidrocantábrico, along with its partners, of the fourth largest Spanish utility company.

EDP – Electricidade de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 20, 2002

EDP- Electricidade de Portugal, S.A.

By: Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director & Chief Executive Officer